UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Amendment to Services Agreement.

On August 6, 2009, CDC Corporation (the “Company”) and CDC Software Corporation (“Software”) entered into a Services Agreement, as amended by that certain Addendum No. 1 to Services Agreement on May 28, 2010 (as amended, the “Services Agreement”), whereby Software and the Company became obligated to provide certain services to each other as long as the agreement remains in effect.

The Services Agreement was further amended by Addendum No. 2 to Services Agreement (the “Addendum”), effective October 1, 2010, permitting the Company to charge, upon agreement of the parties, an amount equal to either: (i) the cost incurred by the Company to provide the Additional Parent Services (as defined in the Services Agreement), or (ii) the costs incurred by the Company to provide the Additional Parent Services (as defined in the Services Agreement) plus such commercially reasonable amount that (a) yields a gross margin of approximately 25% or (b) may be negotiated between the parties in good faith.

A copy of the Addendum is attached hereto as Exhibit 99.1, and the foregoing description of the Addendum is qualified in its entirety by reference to such document.

Exhibit	Description

99.1	Addendum No. 2 to Services Agreement effective as of October 1, 2010 by and between CDC Software Corporation and CDC Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2010

CDC CORPORATION

By: /s/    Donald L. Novajosky

Name:     Donald L. Novajosky

Title:       Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Addendum No. 2 to Services Agreement effective as of October 1, 2010 by and between CDC Software Corporation and CDC Corporation